SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

August 10, 2010

Ms. Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	IRSA Inversiones y Representaciones Sociedad Anónima, Form 20-F for Fiscal Year Ended June 30, 2009
Filed December 30, 2009, File No. 1-13542

Ladies and Gentlemen:

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) (the “Company”), we respond to the comments set forth in the Commission’s staff’s comment letter dated July 8, 2010 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2009, pursuant to the Securities Act of 1933, as amended.

We have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2009

Financial Statements of IRSA Inversiones y Representaciones S.A. (“IRSA”)

Notes to the Consolidated Financial Statements

29. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-65

General

1.

We note your response to prior comment 2 and your indication that the Company’s allowance for losses includes an asset-specific component and a general component. If you combine these testing components such that it is your policy to subject larger balance non-homogeneous accounts and mortgage receivables not determined to be impaired under a loan specific analysis to a general loan loss analysis, then please enhance your disclosure to clarify that this is the case. If this is not the case, then please tell us with a significant level of specificity the types of procedures you perform on each of your larger balance non-homogeneous

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

accounts and mortgage receivables to determine if the loans are impaired. In your response, please address the minimum frequency that each loan is reviewed for impairment, the specifics of the loan considered (e.g., location, property type, geographic consideration, financial strength of debtor, etc.), procedures related to valuing the mortgage loan collateral, procedures related to estimating cash flows, and consideration of general market conditions.

In response to the Staff’s comment, the Company confirms that for purposes of determining the allowance for doubtful accounts it uses both guidance (ASC 310 and ASC 450) as applicable, and does not combine both (asset-specific and general). ASC 310 is generally applicable for all receivables except for large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential mortgage loans. When applicable, the asset specific component of the total allowance is calculated under ASC 310-10-35, on an individual basis for larger-balance, non-homogeneous receivables.

It is uncommon for us that the outstanding balance of accounts receivables including mortgage receivables contains significant asset-specific components. The Company advises the Staff that for all of the years presented, the outstanding balance of mortgage receivables which forms part of the total accounts receivable balance were not significant (amounting to Ps. 13.5 million and Ps. 2.1 million as of June 30, 2009 and 2008, respectively).

As of June 30, 2008, the total outstanding balance of accounts receivable, including mortgage receivables, was comprised of smaller-balance homogenous loans, and therefore, the Company collectively evaluated all balances for impairment (as there was no larger individual borrower there was no analysis under ASC 310).

As of June 30, 2009, the total balance of accounts receivable contained an amount of Ps. 13.5 million related to mortgage receivables. An amount of Ps. 9.4 million out of the Ps. 13.5 million related to two larger individual borrowers. The Company evaluated these two balances individually in accordance with ASC 310-10-35. The Company also advises the Staff that these balances were derived from sales of office properties made in April 2009 with the last installment due in September 2009, and consequently were not due as of June 30, 2009 and were fully collected in September 2009. Additionally, the amounts involved are not significant to the Company’s Consolidated Financial Statements.

The Company informs the Staff that larger non-homogenous loans are reviewed for impairment on a quarterly basis. The Company establishes an asset-specific allowance when the receivable is due and the collateral value (less disposal costs) is lower to discounted cash flows. This allowance considers, among others, (i) payment record, (ii) the prospects for support from any financially responsible guarantors and, if appropriate, (iii) the realizable value of any collateral. The collateral value is also quarterly reviewed by a valuation specialist using a market approach technique (observing trading prices in the market of comparable assets or making appropriate adjustments for any differences between the observed transactions and the subject of the valuation).

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

/s/ David L. Williams
David L. Williams